ViewTrade Securities

7280 W. Palmetto Park Road, # 105

Boca Raton, FL 33433

(561) 338-6206

September 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TDH Holdings, Inc. (the "Company") Registration Statement on Form F-1 File No. 333-219896

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the "Act"), and as representatives of the several underwriters of the Company's proposed public offering, we wish to advise you that we hereby join with the Company's request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00AM on September 21, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed copies of the preliminary prospectus dated September 14, 2017, through the date hereof, to 182 prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ViewTrade Securities

By:	/s/ Douglas Aguililla
Name: Title:	Douglas Aguililla Director, Investment Banking